                                                                    Exhibit 99.1
















                             MILL CREEK LAND, L.L.C.
                             ======================


                              FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 2000 (UNAUDITED) AND 1999

                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Members of
Mill Creek Land, L.L.C.:

We have audited the accompanying balance sheet of MILL CREEK LAND, L.L.C. (a Delaware limited liability company) as of December 31, 1999, and the related statements of operations, members' capital and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mill Creek Land, L.L.C. as of December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.





                                                             ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
February 16, 2000.

                             MILL CREEK LAND, L.L.C.

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999


                                                                    2000
                                                                (Unaudited)      1999
                                                                -----------   -----------
ASSETS:
   Land and land improvements held for sale or lease, at cost   $ 6,541,823   $11,518,835
   Cash and cash equivalents                                        510,000     1,609,338
   Note receivable from Mall of Georgia, L.L.C                    1,192,984          --
   Accounts receivable (including $5,046 and $-0- of interest
      receivable from Mall of Georgia, L.L.C., respectively)        334,046          --
   Notes receivable (Note 5)                                           --       1,642,303
   Other assets                                                        --          34,075
                                                                -----------   -----------
                  Total assets                                  $ 8,578,853   $14,804,551
                                                                ===========   ===========

LIABILITIES AND MEMBERS' CAPITAL:
   Note payable to Mall of Georgia, L.L.C                       $      --     $ 2,784,015
   Interest payable to Mall of Georgia, L.L.C                          --          44,117
   Construction payables                                             61,195       100,499
   Accounts payable and accrued expenses                             59,267        58,730
   Accrued future development costs                                 208,281       178,340
   Deferred gains                                                   158,596       119,985
                                                                -----------   -----------
                  Total liabilities                                 487,339     3,285,686

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBERS' CAPITAL                                                  8,091,514    11,518,865
                                                                -----------   -----------
                  Total liabilities and members' capital        $ 8,578,853   $14,804,551
                                                                ===========   ===========

        The accompanying notes are an integral part of these statements.

                             MILL CREEK LAND, L.L.C.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                      2000
                                                   (Unaudited)         1999            1998
                                                   ------------    ------------    ------------
Land sales                                         $  9,296,536    $ 24,605,168    $  1,914,248
Cost of land sold                                    (4,923,445)    (12,891,088)     (1,087,515)
Commissions and other                                  (528,649)     (1,268,226)       (167,413)
                                                   ------------    ------------    ------------
              Net gains on land sales                 3,844,442      10,445,854         659,320

Real estate tax expense                                (244,812)       (142,930)           --
Interest income (including $5,046, $-0- and $-0-
    from Mall of Georgia, L.L.C., respectively)         104,609         303,873         224,989
Interest expense to Mall of Georgia, L.L.C              (15,041)       (472,436)           --
                                                   ------------    ------------    ------------

Net income                                         $  3,689,198    $ 10,134,361    $    884,309
                                                   ============    ============    ============

        The accompanying notes are an integral part of these statements.

                             MILL CREEK LAND, L.L.C.

                         STATEMENTS OF MEMBERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                              Buford
                                                            SPG Realty     Acquisition
                                                           Consultants,       Company,
                                                               L.P.           L.L.C.           Total
                                                           ------------    ------------    ------------
MEMBERS' PERCENTAGE INTEREST
    AT DECEMBER 31, 2000 AND 1999                               50%             50%            100%
                                                           ============    ============    ============

CAPITAL at December 31, 1997 (unaudited)                   $ 16,453,315    $  2,903,527    $ 19,356,842

    Contributions from members                                2,833,044         499,949       3,332,993

    Distributions to members (Note 3)                       (18,705,961)     (3,301,052)    (22,007,013)

    Net income                                                  751,663         132,646         884,309
                                                           ------------    ------------    ------------

CAPITAL at December 31, 1998                                  1,332,061         235,070       1,567,131

    Distributions to members (Note 3)                          (155,233)        (27,394)       (182,627)

    Net income                                                5,290,784       4,843,577      10,134,361
                                                           ------------    ------------    ------------

CAPITAL at December 31, 1999                                  6,467,612       5,051,253      11,518,865

    Distributions to members (Notes 2 and 3) (unaudited)     (1,799,067)     (5,317,482)     (7,116,549)

    Net income (unaudited)                                     (622,788)      4,311,986       3,689,198
                                                           ------------    ------------    ------------

CAPITAL at December 31, 2000 (unaudited)                   $  4,045,757    $  4,045,757    $  8,091,514
                                                           ============    ============    ============

        The accompanying notes are an integral part of these statements.

                             MILL CREEK LAND, L.L.C.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                     2000
                                                                  (Unaudited)         1999           1998
                                                                  ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                    $  3,689,198    $ 10,134,361    $    884,309
    Adjustments to reconcile net income to net cash provided by
    (used in) operating activities-
          Noncash interest income on notes receivable                   (6,649)        (28,189)       (219,860)
    Changes in assets and liabilities-
       Land and land improvements held for sale or lease,
          at cost                                                    5,022,909      12,860,865         595,885
       Accounts receivable                                            (334,046)           --              --
       Receivable from Mall of Georgia, L.L.C. for
          common development costs                                        --         4,352,000      (4,352,000)
       Other assets                                                     34,075         (34,075)           --
       Interest payable to Mall of Georgia, L.L.C., accounts
          payable and accrued expenses                                 (43,580)         32,791          23,400
       Deferred gains and accrued future development costs              68,552          50,236        (113,289)
                                                                  ------------    ------------    ------------
          Net cash provided by (used in) operating activities        8,430,459      27,367,989      (3,181,555)
                                                                  ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                               (45,897)     (3,510,000)     (2,664,660)
    Construction payables                                              (39,304)     (2,875,046)      1,884,614
    Issuance of notes receivable                                          --        (1,996,956)           --
    Repayments of notes receivable                                   1,648,952       2,974,860            --
    Note receivable from Mall of Georgia, L.L.C                     (1,192,984)           --              --
                                                                  ------------    ------------    ------------
          Net cash provided by (used in) investing activities          370,767      (5,407,142)       (780,046)
                                                                  ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of advances from Mall of Georgia, L.L.C                     --              --          (635,843)
    Proceeds from note payable to Mall of Georgia, L.L.C                  --              --        25,173,775
    Payments of note payable to Mall of Georgia, L.L.C              (2,784,015)    (22,389,760)           --
    Distributions to members                                        (7,116,549)       (186,541)    (22,347,829)
    Contributions from members                                            --              --         3,332,993
                                                                  ------------    ------------    ------------
          Net cash (used in) provided by financing activities       (9,900,564)    (22,576,301)      5,523,096
                                                                  ------------    ------------    ------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (1,099,338)       (615,454)      1,561,495

CASH AND CASH EQUIVALENTS, beginning of period                       1,609,338       2,224,792         663,297
                                                                  ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, end of period                          $    510,000    $  1,609,338    $  2,224,792
                                                                  ============    ============    ============

        The accompanying notes are an integral part of these statements.

                             MILL CREEK LAND, L.L.C.

                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 2000 (UNAUDITED) AND 1999


1.  GENERAL

Mill Creek Land, L.L.C., a Delaware limited liability company, (the Company) was organized on April 4, 1997. The Company will dissolve on the earlier of the sale or disposition of all of the Company's assets or December 31, 2030. At December 31, 2000, the Company owns 20 acres of land held for sale or lease surrounding the Mall of Georgia (the Mall) which opened in August 1999. The Company also owns 157 acres, consisting of wetlands and a nature park, which the Company does not intend to sell. The Mall and peripheral land are located in Buford (Atlanta), Georgia. The Company is projecting total land sales of approximately $50,900,000. At December 31, 2000, gross land sales to date have totaled approximately $38,600,000 with remaining sales expected to occur through 2004.

At December 31, 2000 and 1999, the Company is owned 50% each by Buford Acquisition Company, L.L.C. (Buford) and SPG Realty Consultants, L.P. (SRC, L.P.), collectively, the Members. In September 1998, SRC, L.P.'s interest in the Company was transferred to SRC, L.P. from Corporate Realty Consultants, Inc.
(CRC) as a result of the merger between Simon DeBartolo Group, Inc., Corporate Property Investors, Inc. and CRC. For periods prior to the merger, references to SRC, L.P. refer to CRC.

Mall of Georgia, L.L.C. (MG, L.L.C.) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. MG, L.L.C. owns and operates the Mall. Mall of Georgia Crossing, L.L.C. (the Crossing) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. The Crossing owns and operates the Mall of Georgia Crossing, a 441,000 square-foot community center adjacent to the Mall, which also opened in August 1999.

Simon Property Group, Inc.'s (SPG), a publicly traded real estate investment trust (REIT), paired share affiliate owned directly or indirectly a controlling 72.4% of SRC, L.P. at December 31, 2000 and 1999.

2.  MEMBERS' CAPITAL

SRC, L.P. is responsible for 85% of the Company's required equity funding and Buford is responsible for 15% of the Company's required equity funding. Buford may decline to make future required capital contributions in which case SRC, L.P. would be required to make the capital contribution. SRC, L.P. would be entitled to a 12% annual return on this capital contribution and the return of the capital contribution before any other distributions could be made. No such contributions or distributions were made in 2000 or 1999.

After consideration of distributions, if any, in accordance with the paragraph above, distributions of net cash flow of the Company will be made to the Members in the following order of priority:

     1. To the Members in proportion to their respective unreturned capital contribution until each Member receives a 9% annual return on each Member's respective unreturned capital contributions (i.e., equity preference) and the return of each Member's respective capital contributions. During 2000, the Company distributed all remaining unreturned capital contributions to its Members.

     2. To Buford, totaling $5,000,000, the net proceeds of all land sales after all capital and returns thereon are returned to both Members. Distributions in the amount of $5,000,000 were made to Buford in 2000.

     3. Any remaining balance is to be distributed to the Members in accordance with their membership percentages. No such distributions were made in 2000, 1999 or 1998.

Net profits, as defined, are allocated annually first, to the Members with a negative capital account in proportion to their respective negative capital account balances; second, to the Members to cause their respective capital account to equal their respective distributable share of noncash net assets (based on book value) assuming liquidation at the end of such year; and third, in accordance with their respective membership percentages.

Net losses, as defined, are allocated annually first, to the Members with a capital account in excess of their respective distributable share of noncash net assets (based on book value) assuming liquidation; second, to the Members with a positive capital account in proportion to their respective positive capital account balances; and third, in accordance with their respective membership percentages.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION AND USE OF ESTIMATES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of the Company's assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

         LAND AND LAND IMPROVEMENTS HELD FOR SALE OR LEASE

Land and land improvements include the costs incurred to acquire the land, prepare the land for its intended use, and interest and real estate taxes incurred during development. Development was substantially complete in August 1999.

Land and land improvements are recorded at cost. All land was acquired from Buford at Buford's original cost. Land and land improvements for financial reporting purposes are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is recognized when estimated undiscounted net future cash flows is less than the carrying value. To the extent an impairment has occurred, the excess of carrying value over its estimated fair value will be charged to income.

         REVENUE RECOGNITION

Land sales are recognized under the percentage of completion method. Land costs are allocated to land sold based on relative sales values. The Company estimates that 99% of the development was complete at December 31, 2000 and 1999.

         INCOME TAXES

As a limited liability company, the allocated share of income for each year is includable in the income tax returns of the Members; accordingly, income taxes are not reflected in the Company's financial statements.

         CASH FLOW INFORMATION

All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Included in cash and cash equivalents are short-term investments of $510,000 and $1,500,000 as of December 31, 2000 and 1999, respectively.

Cash paid for interest, net of amounts capitalized of $-0-, $1,235,231 and $1,042,651, during 2000, 1999 and 1998, respectively, were $59,158, $428,319, and $-0-, respectively.

         EQUITY PREFERENCES

Equity preferences are accrued when earned to the extent the Company has funds available for distribution. During 2000, 1999 and 1998, SRC, L.P. earned $49,605, $155,233 and $894,382 in equity preferences, respectively, and Buford earned $8,754, $27,394 and $157,832 in equity preferences, respectively. At December 31, 2000 and 1999, $-0- and $39,658 were payable to SRC, L.P., respectively, and $-0- and $6,999 were payable to Buford, respectively. These amounts are included in accounts payable and accrued expenses in the accompanying Balance Sheets. Included in distributions to Members in the accompanying Statements of Cash Flows are distributions of $42,985 and $332,678 to SRC, L.P. and $7,586 and $58,708 to Buford, that were paid in 1999 and 1998, respectively, and accrued at December 31, 1998 and 1997, respectively.

4.  GAINS ON LAND SALES

In September 1997, the Company sold 16 acres of land to a third party for $824,496 in cash and entered into a promissory note agreement with the buyer in the amount of $2,317,193, net of discount. The transaction resulted in a total gain of $1,090,376, of which $-0-, $63,752 and $285,053 was recognized in 2000,
1999 and 1998, respectively. At December 31, 2000 and 1999, $12,574 was deferred and is included in deferred gain in the accompanying Balance Sheets.

In December 1998, the Company sold 2.8 acres of land to a third party for $1,050,952 in cash. The transaction resulted in a total gain of $402,438, of which $-0-, $23,693 and $374,267 was recognized in 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, $4,478 was deferred and is included in deferred gain in the accompanying Balance Sheets.

During 1999, the Company sold 59.9 acres of land to various third parties for $21,140,149 in cash and entered into four promissory note agreements totaling $1,996,956, net of any discounts. These transactions resulted in a total gain of $10,293,285, of which $-0- and $10,190,352 was recognized in 2000 and 1999, respectively. At December 31, 2000 and 1999, the remaining $102,933 was deferred and is included in deferred gain in the accompanying Balance Sheets.

During 2000, the Company sold 40 acres of land to various third parties for $8,561,889 in cash and $329,000 in a receivable that was collected in January 2001. These transactions resulted in a total gain of $3,861,119, of which $3,822,508 was recognized in 2000. At December 31, 2000, the remaining $38,611 was deferred and is included in deferred gain in the accompanying Balance Sheets.

5.  NOTES RECEIVABLE

In connection with the land sales discussed above, the Company received promissory notes from various third parties, one of which totaling $382,842 was issued and collected in 1999. The following table summarizes the notes receivable outstanding at December 31, 1999:

Note Receivable, collected in 2000, bore interest at 9%              $  651,970

Note Receivable, collected in 2000, noninterest bearing,
     net of discount of $6,649 at December 31, 1999                     450,333

Note Receivable, collected in 2000, bore interest at 9%                 540,000
                                                                     ----------

             Total notes receivable                                  $1,642,303
                                                                     ==========

6.  INDEBTEDNESS

The Company has a note payable to MG, L.L.C. which bears interest at 9%. Interest only is payable through maturity, October 31, 2005, at which time the entire principal amount is due. Currently, the Company can borrow up to $29,000,000 from MG, L.L.C. During 1998, the Company borrowed

$25,173,775 under this arrangement. Of these proceeds, $20,782,202 was distributed to the Members to repay a portion of the Members' capital contributions in the amounts of $17,664,872 to SRC, L.P. and $3,117,330 to Buford, with the remaining $4,391,573 borrowed to finance the development of the land. At December 31, 2000 and 1999, the note payable had an outstanding balance of $-0- and $2,784,015, respectively. A portion of the note was repaid during 1999 with the remaining portion repaid in 2000 using proceeds received from the sales of land.

Based on the borrowing rates available to the Company for loans with similar terms and maturities, the carrying value of the note payable approximated its fair value at December 31, 1999. The estimated discount rate was 8.33% as of December 31, 1999.

7.  COMMITMENTS AND CONTINGENCIES

To the extent any unreturned capital or return thereon exists at MG, L.L.C. or the Crossing after Buford receives the $5,000,000 distribution described in Note 2, the Company is required to loan, at 9% annual interest, to MG, L.L.C. or the Crossing any of the Company's excess funds but only to the extent of the unreturned capital or return thereon at MG, L.L.C. and the Crossing. During 2000, the Company loaned MG, L.L.C. $760,001. This amount is included in note receivable from Mall of Georgia, L.L.C. in the accompanying Balance Sheets at December 31, 2000.

In addition, the Members can request a loan from the Company to be used by the requesting Member to pay the Member's Company-related tax liability in excess of the distributions to the Member. The loan would bear interest at 9% per year and would be repaid by the Member's future equity distributions. No such loans had been made at December 31, 2000 or 1999.

The Company estimates the total cost to develop the land to be approximately $27,000,000, with approximately $147,000 and $1,000,000 incurred in 2000 and
1999, respectively, and $274,000 expected to be incurred in the future.

8.  RELATED PARTY TRANSACTIONS

The Company has a development agreement with an affiliate of SRC, L.P. A development fee based on the costs incurred for site work is charged by the affiliate with a maximum fee of $450,000 over the development of the project. Fees earned by the affiliate for development services were $-0-, $116,662 and $216,668 in 2000, 1999 and 1998, respectively.

In addition, an affiliate of Buford is compensated for development services based on the costs incurred for site work with a maximum fee of $450,000 over the development of the project. Fees earned by the affiliate for development services were $-0-, $116,662 and $216,668 in 2000, 1999 and 1998, respectively.
Through December 31, 1999, an affiliate of Buford was also compensated for management and marketing services in the amount of $3,333 per month which totaled $39,996 in both 1999 and 1998. The affiliate also earns a commission of up to 5% on all land sales. In 2000, 1999 and 1998, the affiliate earned $348,751, $1,210,632 and $39,375, respectively, of commissions from the Company.

The Company has entered into an arrangement with MG, L.L.C. whereby common development costs are allocated between the Company and MG, L.L.C. based on acreage. During 2000 and 1999, approximately $432,983 and $8,785,800 of costs were paid for by the Company and were allocated to MG, L.L.C. The payment for these costs is included in note receivable from Mall of Georgia, L.L.C. in the accompanying Balance Sheets at December 31, 2000.